                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*


                           Global MAINTECH Corporation
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                   379338 20 5
                      -------------------------------------
                                 (CUSIP Number)


                                       N/A
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [x]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))

                                                               Page 2 of 8 pages

                                  SCHEDULE 13G
                                  ------------


CUSIP NO. 379338 20 5
          -----------


1.       NAME OF REPORTING PERSON       WCN/GAN Partners, Ltd.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         83-0315958


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)      [___]
                                                                 (b)      [___]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION


                                    5. SOLE VOTING POWER   0
               NUMBER OF                                 -----
                SHARES
             BENEFICIALLY           6. SHARED VOTING POWER 1,590,870 (1)(2)
                                                           ---------

               OWNED BY
                 EACH
              REPORTING             7. SOLE DISPOSITIVE POWER   0
                                                              -----
                PERSON
                 WITH
                                    8. SHARED DISPOSITIVE POWER 1,590,870 (1)(2)
                                                                ---------


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,590,870

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                     [_____]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.3%

12.      TYPE OF REPORTING PERSON*
         PN

(1) Includes 205,359 warrants held by WCN/GAN, Ltd. Partners that are exercisable within 60 days and 77,000 unit 8% cumulative convertible preferred shares convertible into 367,178 shares of common stock if converted as of 4/23/99.

(2) Voting and dispositive power shared by William C. Newton and Gloria A. Newton as the general partners of WCN/GAN Partners, Ltd.

                                                               Page 3 of 8 pages

SCHEDULE 13G
------------


CUSIP NO. 379338 20 5
          -----------


1.       NAME OF REPORTING PERSON       William C. Newton
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      [___]
                                                                  (b)      [___]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    5. SOLE VOTING POWER   444,444 (3)
                                                          --------
               NUMBER OF
                SHARES
             BENEFICIALLY           6. SHARED VOTING POWER  1,590,870 (4)(5)
                                                            ---------
               OWNED BY
                 EACH
              REPORTING             7. SOLE DISPOSITIVE POWER   444,444 (3)
                                                              ---------

                PERSON
                 WITH
                                    8. SHARED DISPOSITIVE POWER 1,590,870 (4)(5)
                                                                ---------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,035,314

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [___]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.7%

12.      TYPE OF REPORTING PERSON*
         IN

(3)      Held as Trustee of the William C. Newton Charitable Trust.

(4) Includes 205,359 warrants held by WCN/GAN Partners, Ltd. that are exercisable within 60 days and 77,000 unit 8% cumulative convertible preferred shares convertible into 367,178 shares of common stock if converted as of 4/23/99.

(5) Voting and dispositive power shared by William C. Newton and Gloria A. Newton as the General Partners of WCN/GAN Partners Ltd.

                                                               Page 4 of 8 pages



SCHEDULE 13G
------------


CUSIP NO. 379338 20 5
          -----------


1.       NAME OF REPORTING PERSON       Gloria A. Newton
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)



2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)      [___]
                                                                 (b)      [___]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION


                                    5. SOLE VOTING POWER   0
               NUMBER OF                                 ------
                SHARES
             BENEFICIALLY           6. SHARED VOTING POWER   1,590,870 (6)(7)
                                                            ----------

               OWNED BY
                 EACH
              REPORTING             7. SOLE DISPOSITIVE POWER    0
                                                              -------
                PERSON
                 WITH
                                    8. SHARED DISPOSITIVE POWER 1,590,870 (6)(7)
                                                                ---------


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,590,870

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       [_____]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.3%

12.      TYPE OF REPORTING PERSON*
         IN

(6) Includes 205,359 warrants held by WCN/GAN Partners, Ltd. that are exercisable within 60 days and 77,000 unit 8% cumulative convertible preferred shares convertible into 367,178 shares of common stock if converted as of 4/23/99.

(7) Voting and dispositive power shared by William C. Newton and Gloria A. Newton as the general partners of WCN/GAN Partners, Ltd.

                                                               Page 5 of 8 pages


ITEM 1(a).        Name of Issuer
                  --------------

                  Global MAINTECH Corporation


ITEM 1(b).        Address of Issuer's Principal Executive Offices
                  -----------------------------------------------
                  7858 Market Place Drive
                  Eden Prairie, MN 55344

ITEM 2(a).        Names of Persons Filing
                  ---------------------
                  WCN/GAN Partners, Ltd.
                  William C. Newton
                  Gloria A. Newton

ITEM 2(b).  Address of principal business office
                  ------------------------------
                  5300 N. Prince Place
                  Jackson, WY 83001

ITEM 2(c).        Citizenship
                  -----------
                  William C. Newton                  - U.S. citizen
                  Gloria A. Newton                   - U.S. citizen
                  WCN/GAN Partners, Ltd.             - a Wyoming partnership


ITEM 2(d).        Title of Class of Securities
                  ----------------------------
                  Common Stock


ITEM 2(e).        CUSIP Number
                  ------------
                  379338 20 5

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
                  Not applicable

ITEM 4.           Ownership
                  ---------

         (a)      Amount beneficially owned:
                  (i)      William C. Newton                  2,035,314  shares
                                                              ----------
                  (ii)     Gloria A. Newton                   1,590,870  shares
                                                              ----------
                  (iii)    WCN/GAN Partners, Ltd.             1,590,870  shares
                                                              ----------

         (b)      Percent of class:
                  (i)      William C. Newton                   10.7%
                                                              -------
                  (ii)     Gloria A. Newton                    8.3%
                                                              -------
                  (iii)    WCN/GAN Partners, Ltd.              8.3%
                                                              -------

                                                               Page 6 of 8 pages

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote
                    See #5 of pp. 2,3 and 4.
                    ------------------------

              (ii)  shared power to vote or to direct the vote
                    See #6 of pp. 2,3,and 4.
                    ------------------------

              (iii) sole power to dispose or to direct the disposition of
                    See #7 of pp. 2,3,and 4.
                    ------------------------

              (iv) shared power to dispose or to direct the disposition of See #8 of pp. 2,3, and 4.
                    -------------------------

ITEM 5.       Ownership of Five Percent or Less of a Class
              --------------------------------------------
              Not applicable


ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person
              ---------------------------------------------------------------
              Not applicable


ITEM 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on By the Parent Holding Company
              -------------------------------------------------------------
              Not applicable

ITEM 8.       Identification and Classification of Members of the Group
              ---------------------------------------------------------
              Not applicable


ITEM 9.       Notice of Dissolution of Group
              ------------------------------

              Not applicable

ITEM 10.      Certification
              -------------

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

                                                               Page 7 of 8 pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 12, 1999                WCN/GAN Partners, Ltd.


                                     By: /s/ William C. Newton
                                         ----------------------------------
                                         William C. Newton, General Partner



                                     By: /s/ Gloria A. Newton
                                         ----------------------------------
                                         Gloria A. Newton, General Partner




                                     /s/ William C. Newton
                                     --------------------------------------
                                     William C. Newton, Individually



                                     /s/ Gloria A. Newton
                                     --------------------------------------
                                     Gloria A. Newton, Individually

                                                               Page 8 of 8 pages

                                                                       Exhibit 1
                                                                       ---------

                             JOINT FILING AGREEMENT
                             -----------------------

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of Global MAINTECH Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

         In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of August 12, 1999.





                                     /s/ Gloria A. Newton
                                     --------------------------------------
                                     Gloria A. Newton, Individually



                                     /s/ William C. Newton
                                     --------------------------------------
                                     William C. Newton, Individually



                                     WCN/GAN Partners, Ltd.


                                     By: /s/ William C. Newton
                                         ----------------------------------
                                         William C. Newton, General Partner


                                     By: /s/ Gloria A. Newton
                                         ----------------------------------
                                         Gloria A. Newton, General Partner